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SECURIT 04004180 MISSION

Washington, ...

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 25 2004 DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36987

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ROCHDALE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Ave. 8th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew M. Miranda (212) 588-3420
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole', Krantz & Goldfarb
(Name — *if individual, state last, first, middle name*)

17 West John Street	Hicksville	NY	11801
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew M. Miranda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rochdale Securities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

VP - Finance & Operations

Title

Notary Public 2/23/04

KAREN L. OLSEN
Notary Public, State of New York
No. 01OL5071340
Qualified in Richmond County
Commission Expires January 6, 2007

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCHDALE SECURITIES CORPORATION

FINANCIAL STATEMENTS

December 31, 2003

WMK&G
Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholder of
Rochdale Securities Corporation

We have audited the accompanying statement of financial condition of Rochdale Securities Corporation (the "Company") as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rochdale Securities Corporation at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weisberg, Molé, Krantz & Goldfarb, LLP

Hicksville, New York
February 6, 2004

17 West John Street, Hicksville, New York 11801 • Phone: 516-933-3800 • Fax: 516-933-1060
One Parker Plaza, Fort Lee, New Jersey 07024 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

ROCHDALE SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash	$ 783,068
Securities owned, at market value - note 1	8,948,144
Receivables from clients and brokers or dealers - note 7	5,296,907
Furniture, equipment, and improvements, at cost, less accumulated depreciation of $862,960 - notes 1 and 2	432,814
Computer software, at cost, less accumulated amortization of $333,336 - notes 1 and 10	1,666,664
Other assets - note 11	927,597
Total assets	$ 18,055,194

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses - note 7	$ 6,914,240
Installment obligation payable - note 10	1,250,000
Income taxes payable - notes 1 and 6	150,149
Total liabilities	$ 8,314,389
Commitments and contingencies - note 5	
Stockholder's equity:	
Common stock ($1 par value, 3,000 shares authorized, 1,000 shares issued and outstanding)	$ 1,000
Additional paid-in capital - note 12	6,194,683
Retained earnings	3,545,122
Total stockholder's equity	$ 9,740,805
Total liabilities and stockholder's equity	$ 18,055,194

The accompanying notes are an integral part of the financial statements.

ROCHDALE SECURITIES CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2003

REVENUES	
Commissions	$ 42,225,769
Interest and dividends	73,210
Other	277,841
Total revenues	$ 42,576,820
EXPENSES	
Investment service fees	$ 18,903,454
Employee compensation and benefits	12,681,105
Clearing charges, floor brokerage and transaction fees	4,617,359
Other operating and administrative expenses	4,951,197
Total expenses	$ 41,153,115
Income before income taxes	$ 1,423,705
Provision for income taxes - notes 1 and 6	142,371
Net income	$ 1,281,334

The accompanying notes are an integral part of the financial statements.

ROCHDALE SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2003	$ 1,000	$ 4,519,129	$ 3,439,042	$ 7,959,171
Additional Paid-in-Capital		1,675,554		1,675,554
Dividend paid			(1,175,254)	(1,175,254)
Net income			1,281,334	1,281,334
Balance at December 31, 2003	$ 1,000	$ 6,194,683	$ 3,545,122	$ 9,740,805

ROCHDALE SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,281,334
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	595,173
Cash flow from changes in assets and liabilities:	
Increase in receivables from clients and brokers or dealers	(620,254)
Increase in other assets	(436,424)
Decrease in accounts payable and accrued expenses	(1,258,552)
Decrease in income taxes payable	(2,045)
Total adjustments	(1,722,102)
Net cash used in operating activities	$ (440,768)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds of investment securities, net of purchases	$ 1,628,357
Purchase of furniture, equipment and improvements	(185,990)
Net cash provided by investing activities	$ 1,442,367
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid in capital	1,675,554
Repayment of installment obligation	(750,000)
Dividend paid	$ (1,175,254)
Net cash used in financing activities	(249,700)
Net increase in cash	$ 751,899
Cash and cash equivalents at beginning of year	31,169
Cash and cash equivalents at end of year	$ 783,068
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Interest paid	$ 566
Income taxes paid	$ 159,105
NON-CASH FINANCING ACTIVITIES:	
Installment obligation incurred for purchase of computer software	$ 2,000,000

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Rochdale Securities Corporation (the "Company") is a registered broker dealer and a member of the National Association of Securities Dealers ("NASD") and the Pacific Stock Exchange. The Company is a wholly owned subsidiary of Rochdale Corporation ("RC"). The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Marketable Securities

Marketable securities are valued at market value with resultant gains and losses reflected in net income for the year. At December 31, 2003, the investment portfolio valued at $8,948,144 consisted substantially of uninsured money market instruments which maintain a constant principal balance and, accordingly, the cost basis is the same as market value.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are stated at cost. Depreciation is provided on the straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Computer Software Costs

Computer software acquired is stated at cost. Amortization is provided on a straight line basis over the estimated useful life of the software, not to exceed three years.

Income Taxes

The Company has elected to be treated as a Qualified Subchapter S Subsidiary ("QSSS") for Federal and state purposes and, as a result, will generally not be subject to corporate income taxes. Rather, as a QSSS, taxable items of income and deductible expenses are reflected on the tax return of its parent company which has elected to be treated as an S corporation. The parent company's shareholders are taxed on their proportionate share of the corporation's income. However, New York City does not recognize S corporation status and, accordingly, local corporation income taxes continue to be payable by the Company in addition to certain alternative and minimum taxes to various state agencies where applicable.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in bank checking accounts.

Revenue Recognition

The Company records commissions earned on securities transactions on a trade date basis.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit and Off-Balance-Sheet Risk

The Company receives its income from customer transactions on settlement date from its clearing brokers and, accordingly, is not exposed to credit risk. Additionally, at December 31, 2003, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year, the Company may maintain bank account balances in excess of federally insured limits.

NOTE 2 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

At December 31, 2003, furniture, equipment and improvements are summarized as follows:

	Cost	Accumulated Depreciation	Net
Equipment and Furniture	$ 463,045	$ 280,444	$ 182,601
Improvements	652,729	402,516	250,213
Other	180,000	180,000	0
Total	$ 1,295,774	$ 862,960	$ 432,814

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $5,971,138 which was $5,500,650 in excess of its required net capital of $470,488. The Company's capital ratio was 1.18 to 1.

NOTE 4 - CUSTOMER PROTECTION RULE

The Securities and Exchange Commission Customer Protection Rule (rule 15c3-3) sets out regulations concerning self-clearing firms. The Company clears all of its customer transactions through outside brokers on a fully disclosed basis and effectuates financial transactions with its customers through accounts designated as "Special Account for the Exclusive Benefit of Customers" and, therefore, the Company has claimed exemption from these regulations under rule 15c3-3(k) (2). The Company is in compliance with the exemptive provisions of the rule.

As a non-clearing firm, the Company does not hold customer funds or securities. Procedures for controls applied by the Company's clearing agent have been examined by other independent auditors during the fiscal year and were deemed to be adequate for safeguarding customer funds and securities.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company executed a 10-year lease for office space expiring May 31, 2008. Under the terms of the lease, annual rent calculated on a straight-line basis including the rent abatement period approximates $1,200,000. A significant portion of this space is occupied by affiliated companies and, accordingly, the Company allocates a portion of this annual rental to such affiliates. The Company's allocated portion of the annual rent expense amounts to approximately $363,000. Future annual rent, net of allocations to affiliates, through the expiration of the lease agreement is as follows:

Year Ended December 31, 2004	$ 363,000
Year Ended December 31, 2005	363,000
Year Ended December 31, 2006	363,000
Year Ended December 31, 2007	363,000
Year Ended December 31, 2008	151,000
Total	$ 1,603,000

The Company entered into employment agreements with key personnel. In addition to base salary provisions, the agreements provide for incentive compensation based on certain performance benchmarks.

NOTE 6 - INCOME TAXES

As previously discussed, the Company and its parent company have elected to be treated as S corporations and, as a result, will generally not be subject to Federal and state corporate income taxes. However, the Company is subject to certain state alternative taxes which are generally calculated at substantially reduced rates. Additionally, New York City does not recognize S corporation status and, accordingly, the Company continues to be subject to these local taxes.

NOTE 7 - CREDITS FOR SERVICES PROVIDED TO CLIENTS

Employee benefit trusts of corporate plan sponsors and institutional money managers constitute two principal groups of the Company's clients. The Company has agreements with a majority of these clients obligating the Company to expend a portion of the commissions earned from such clients for research and other expenses incurred by the clients. Such expenditures are made at the sole discretion of the clients. Included in receivables from clients at December 31, 2003, are amounts expended in advance of client credits earned on future commissions. Included in accrued expenses at December 31, 2003, are unexpended amounts which shall be paid out to the clients or to other parties at the direction of the clients within a reasonable period of time after the end of the fiscal year in which the related commissions were earned.

NOTE 8 - RELATED PARTIES

The Company provides certain general and administrative services to affiliated companies. These services were provided in the normal course of business and were recorded as a decrease to the specific expenses in the period provided. At December 31, 2003 payables to affiliates amounted to $1,600 and receivables from affiliates amounted to $81,668.

NOTE 9 - EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a defined contribution retirement plan upon completion of six months of service. The plan provides for discretionary matching contributions from the Company based on a percentage of the employees' contribution. The employer contribution vests to the employees over a six-year period. During 2003, the Company's matching contributions amounted to $104,183.

NOTE 10 – COMPUTER SOFTWARE

In July 2003, the Company acquired worldwide, permanent and irrevocable rights to certain software and related property (the "Computer Software") for $2,000,000. The terms of the agreement provided for a down payment of $750,000 upon signing of the agreement and an installment obligation providing for five (5) equal payments of $250,000 each commencing January 1, 2004 and at the end of each successive four month period concluding on May 31, 2005. The Company may prepay any or the entire remaining installment obligation at any time. The sole recourse of the related installment obligation is the termination of the Computer Software rights under the agreement. The total amount capitalized is being amortized using the straight-line method beginning with the installation date and continuing over the remaining estimated economic life of the product, not to exceed three years, in accordance with Company policy. Total amortization expense charged to operations was $333,336 for the year ended December 31, 2003.

NOTE 11 - OTHER ASSETS

Included in other assets is a rent security deposit of $284,186 related to the 10-year lease for office space.

NOTE 12 – PLANNED REORGANIZATION

The Company has plans to reorganize its legal status from a corporation to a limited liability company in 2004. The additional paid-in capital received in 2003 has been made in anticipation of this reorganization. This change of legal status will not have a material impact on the operations or financial position of the Company.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2003

NET CAPITAL		
Total stockholder's equity	$	9,740,805
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital	$	9,740,805
Additions: none		
Deductions:		
Receivables from clients	$	2,185,032
Receivables from affiliated companies		81,668
Furniture, equipment and improvements, net		432,814
Security deposits		284,186
Other non-allowable assets		562,743
Total deductions	$	3,546,443
Net capital before haircuts on securities positions	$	6,194,362
Haircuts on securities:		
Other securities (money market funds and common stocks)		(223,224)
Net capital	$	5,971,138
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses	$	6,914,240
Income taxes payable		150,149
Total aggregate indebtedness	$	7,064,389
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of aggregate indebtedness) (A)	$	470,488
Minimum dollar net capital requirement for reporting broker or dealer (B)	$	250,000
Net capital requirement (greater of (A) or (B))	$	470,488
Excess net capital	$	5,500,650
Excess net capital at 1000%	$	5,264,699
Ratio: Aggregate indebtedness to net capital		1.18 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II A of Form X-17A-5 as of December 31, 2003)		
Net capital as reported in Company's Part II A (unaudited) FOCUS report	$	5,971,138
Year end adjustments		-
Net capital per above	$	5,971,138

The accompanying notes are an integral part of the financial statements.